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SEC
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MAR 07 2017
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17016496

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67113

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NPB Financial Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3500 W. Olive Avenue, Suite 300
(No. and Street)

Burbank,	CA	91505-4647
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary K. Ching — 818-827-7132
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *If individual, state last, first, middle name*)

2367 Clubhouse Drive	Rocklin	CA	95765
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


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OATH OR AFFIRMATION

I, Gary K. Ching, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NPB Financial Group, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

VP/CFO

Title

Please attached Calif. Jurat with Affiant Statement.

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in XXXXXXXXXXXXXXX **Cash Flows.**
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

CITY NATIONAL BANK
The way up.

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles } SS.

☑ Attached Document (Notary to cross out lines 1-5 below)
☐ Statement Below (Lines 1-5 to be completed only by document signer[s], *not* Notary)

1 ____________
2 ____________
3 ____________
4 ____________
5 ____________

Signature of Affiant No. 1 | Signature of Affiant No. 2 (if any)

Subscribed and sworn to (or affirmed) before me on this 01 day of March, 2017, by
Date Month Year

(1) Gary K Ching
Name of Affiant No. 1

(2) XXXXXXXXXXXXXXXXXXXXXXXXXXX
Name of Affiant No. 2 (Strike if not applicable)


NAIRA NAZARIAN
Notary Public - California
Los Angeles County
Commission # 2180744
My Comm. Expires Jan 22, 2021

Place Notary Seal Above

Proved to me on the basis of satisfactory evidence to be the person who appeared before me

Signature of Notary

OPTIONAL

Though the data is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: Annual Audited Report Form X-17A-5

Document Date: 03/01/2017 Number of Pages: ____

Signer(s) Other Than Named Above: ____

RIGHT THUMPRINT OF SIGNER #1	RIGHT THUMPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

Elizabeth Tractenberg, CPA
2367 Clubhouse Drive
Rocklin, California 95765
Office 916/259-1666 -- Fax 323/517-2625
elizabeth@tractenberg.net
PCAOB # 3621

Report of Independent Registered Public Accounting Firm

To the Members
NPB Financial Group, LLC
Burbank, CA 91505-4647

I have audited the accompanying statement of financial condition of NPB Financial Group, LLC (the "Company"), as of December 31, 2016 and the related statements of income (loss), changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedules I, II and III (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R §240.17a-5. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.



Elizabeth Tractenberg, CPA
Rocklin, CA
February 23, 2017

NPB Financial Group, LLC
Statement of Financial Condition
December 31, 2016

ASSETS

Cash and equivalent	$	839,445
Clearing broker deposit		25,000
Commissions receivable		553,666
Other receivable		6,408
Prepaid expenses		26,974
Other assets and deposits		6,370
Organization costs, net of accumulated amortization of $8,786		3,514
Furniture, fixtures and equipment net of accumulated depreciation of $52,493		22,834
Total Assets	**$**	**1,484,211**

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Accounts payable and accrued expenses	$	95,063
Advisory fees payable		523,948
Commissions payable		197,020
Deferred income		22,000
Unsecured debt		796
Total Liabilities		838,827
Members' Equity		645,384
Total Liabilities and Members' Equity	**$**	**1,484,211**

NPB Financial Group, LLC
Statement of Income
For The Year Ended December 31, 2016

Revenue		
Commissions	$	7,394,662
Advisory fees		3,577,825
Interest income		2,679
Other income		664,706
Total Revenue		11,639,872
Direct Costs		
Advisory fee expense	$	3,340,013
Commissions expense		6,919,354
Clearing expense		140,755
Communications		42,298
Total Direct Costs		10,442,420
Gross Profit		1,197,452
Operating Expenses		
Computer and software expenses		113,983
Depreciation		8,447
Dues and subscriptions		17,014
Education		770
Insurance		83,710
Interest expense		2,246
Legal and professional fees		5,620
Meetings and conferences		23,844
Office supplies		9,118
Payroll processing		5,299
Pension plan contribution		35,286
Registration and regulatory fees		20,418
Rent		78,586
Salaries, wages and related expenses		645,656
Travel and entertainment		25,950
All other		32,492
Total Operating Expenses		1,108,439
Income before tax provision		89,013
Income tax provision		12,590
Net Income	$	**76,423**

NPB Financial Group, LLC
Statement of Changes In Member's Equity
For The Year Ended December 31, 2016

	Total
Balance December 31, 2015	$ 723,961
Net Income	76,423
Repurchase member's equity	(55,000)
Distributions	(100,000)
Balance December 31, 2016	**$ 645,384**

See Accompanying Notes to Financial Statements

NPB Financial Group, LLC
Statement of Cash Flow
For The Year Ended December 31, 2016

Cash Flows from Operating Activities	
Net income	$ 76,423
Adjustments to reconcile net assets to net cash provided by operating activities:	
Depreciation and amortization	8,447
(Increase) decrease in commission receivable	(25,273)
(Increase) decrease in other receivable	5,333
(Increase) decrease in other assets and deposits	(300)
(Increase) decrease in prepaid expenses	2,295
Increase (decrease) in accounts payable	(206,903)
Increase (decrease) in advisory fees payable	85,852
Increase (decrease) in commissions payable	(92,182)
Increase (decrease) in deferred income	(58,000)
Increase (decrease) in unsecured debt	566
Net cash flows from operating activities	(203,742)
Cash Flows from Investing Activities	
Purchase of equipment	(5,890)
Net cash flows used in investing activities	(5,890)
Cash Flows from Financing Activities	
Repurchase of member's equity	(55,000)
Distributions	(100,000)
Net cash flows used in financing activities	(155,000)
Net increase (decrease) in cash	(364,632)
Cash at beginning of year	1,204,077
Cash at December 31, 2016	**$ 839,445**

Supplemental Information	
Interest paid	$ 2,246
Income taxes paid	$ 12,590

Note 1 – Organization and Nature of Business

NPB Financial Group, LLC (the "Company") was organized as a Limited Liability Company in the State of California on August 19, 2005 and is registered with the Securities and Exchange Commission as a broker-dealer in securities and as an investment advisor under the 1940 Investment Advisors Act as amended. The Company is also registered as a broker-dealer with the Financial Industry Regulatory Agency ("FINRA").

Note 2 – Significant Accounting Policies

Basis of Presentation – The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

- Broker or dealer retailing corporate equity securities over-the-counter
- Broker or dealer selling corporate debt securities
- Mutual fund retailer
- U.S. government securities broker
- Municipal securities dealer
- Broker or dealer selling variable life insurance or annuities
- Put and call broker or dealer or option writer
- Investment advisory services
- Broker or dealer selling tax shelters or limited partnerships in primary distributions
- Non-exchange member arranging for transactions in listed securities by exchange member

Under its membership agreement with FINRA and pursuant to Rule 15c3-3 (k) (2) (ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions – Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Revenue Recognition - The Company recognizes revenue upon rendering of services. Advisory fees are billed both in advance and arrears, at the beginning of each quarter; a portion is either deferred or accrued depending on the timing of the billing.

Note 2 – Significant Accounting Policies (continued)

Income taxes - The Company, with consent of its Members, has elected to be a California Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has a similar treatment, with a gross receipts tax and a minimum Franchise Tax of $800.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2013 to the present, generally for three years after they are filed.

Property, Equipment and Depreciation - Property and equipment are carried at cost. Depreciation is calculated using a straight-line method. The estimated lives of the depreciable assets range from five to seven years.

Note 3 - Fair Value

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Note 4 - Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 5 - Concentration of Risk

Amounts held in financial institutions occasionally are in excess of the Federal Deposit Insurance Corporation and Securities Investor protection Corporation limits. The organization deposits its cash in high quality financial institutions, and management believes the organization is not exposed to significant credit risk on those amounts. The amount greater than the FDIC limit at December 31, 2016 was $373,354.

Note 6 – Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2016, the Company had net capital of $553,659 which was $497,736 in excess of its required net capital of $55,922. The Company's net capital ratio was 1.52 to 1.

Note 7 – Provision for Income Taxes

The Company is subject to a limited liability company gross receipts tax, with a minimum provision of $800. For the year ended December 31, 2016, the Company recorded the minimum liability company income tax of $800 and gross receipts tax of $11,790.

Note 8 – Clearing Broker Deposit

The Company has an agreement with its clearing broker to clear securities transactions, carry customers' accounts and perform certain recordkeeping functions and requires a minimum deposit of $25,000.

Note 9 – Pension Plan

The Company established a retirement plan effective January 1, 2010 covering substantially all of its employees over 21 years of age and with at least 1,000 hours of service per year.

The Profit Sharing Plan is qualified under Section 401(k) of the Internal Revenue Code. The plan allows eligible employees to contribute up to 100% of their compensation (not to exceed the current IRS limits). For 2016, the Company matched 100% of the first 5% of employee contribution of all qualifying participants under the Plan for the 2016 Plan year. The Employer contribution vests 100% after 5 years of service. The Company contributed $35,286 to the Plan during the year ending December 31, 2016.

Note 10 – Contingencies

In the normal course of business, the Company is subject to pending and threatened legal actions. After reviewing the pending and threatened litigation with counsel, management believes that the outcome of such actions will not have a material adverse effect on the Company's statement of financial condition. The outstanding Thieret claim was settled at mediation on 1-23-17.

Note 11 – Operating Lease Commitments

The Company leases office space under a noncancellable operating lease expiring December 31 2017. At December 31, 2016, future minimum lease payments under lease payments under this agreement were as follows:

2017	$ 72,650
Total	$ 72,650

Rent expense for the year ended December 31, 2016 was $78,586, including parking.

Note 12 – Exemption from the SEC Rule 15c3-3

The Company is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Note 13 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2016 through February 23, 2017, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

NPB Financial Group, LLC
Schedule I - Computation of Net Capital Requirement
December 31, 2016

Computation of Net Capital		
Total ownership equity from statement of financial condition	$	645,384
Nonallowable assets		
Commissions receivable - non allowable portion		(32,033)
Other assets and deposits		(6,370)
Prepaid expenses		(26,974)
Organization costs, net of accum. amortization		(3,514)
Furniture, fixtures and equipment net of accum. depr.		(22,834)
Net Capital	$	553,659
Computation of Net Captial Requirements		
Minimum net aggregate indebtedness		
6-2/3 % of net aggregate indebtedness	$	55,922
Minimum dollar net capital required	$	5,000
Net Capital required (greater of above amounts)	$	55,922
Excess Capital	$	497,737
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	469,776
Computation of Aggregate Indebtedness		
Total liabilities	$	838,827
Aggregate Indebtedness to net capital		1.52

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net Capital per Company's Computation	$	553,659
Net Capital per Audited Report	$	553,659

NPB Financial Group, LLC
Schedule III – Information Relating to Possession or Control Requirements under Rule 15c3-3
As of December 31, 2016

Information relating to possession or control requirements is not applicable to NPB Financial Group, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

Elizabeth Tractenberg, CPA

2367 Clubhouse Drive
Rocklin, California 95765
Office 916/259-1666 -- Fax 323/517-2625
elizabeth@tractenberg.net
PCAOB # 3621

Report of Independent Registered Public Accounting Firm – Exemption Report

To the Members
NPB Financial Group, LLC

I have reviewed management's statements, included in the accompanying NPB Financial Group, LLC (the "Company") Exemption Report in which (1) the Company identified the following provisions of 17C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: ((k) (2) (ii)) (the "exemption provisions"), and (2) the Company stated that they met the identified exemption provisions throughout the most recent fiscal year, without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2) (ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 for the periods noted in paragraph 1 above.



Elizabeth Tractenberg, CPA
Rocklin, CA
February 23, 2017



NPB Financial Group LLC

3500 W. Olive Avenue
Suite 300
Burbank, California 91505
Phone: (818) 827-7132
Fax: (818) 450-0898

February 3, 2017

Elizabeth Tractenberg, CPA
2367 Clubhouse Dr.
Rocklin, CA 95765

Re: SEA Rule 17a-5(d) (4) Exemption Report

Dear Ms. Tractenberg,

Pursuant to the referenced rule, the following information is provided.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers.

NPB Financial Group, LLC met the Section 204, 15c3-3(k)(2)(ii) exemption for the period January 1, 2016 to December 31, 2016.

Regards,



Gary K. Ching
VP/CFO

